Exhibit 99.1

Freeline Reports First Quarter 2021 Financial Results and Recent Business Highlights

FLT190 Phase 1/2 dose-finding study in Fabry disease on track to dose additional patients; Company to present data by year-end

FLT201 Phase 1/2 dose-finding study in Gaucher disease Type 1 expected to be in the clinic by year-end

FLT180a Phase 1/2 dose-confirmation study in Hemophilia B on track to initiate trial sites by year-end

LONDON, May 17, 2021 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage biotechnology company developing transformative AAV-mediated gene therapies for patients suffering from inherited systemic debilitating diseases, today reported financial results for the first quarter of 2021 and provided an update on recent business highlights.

“2021 is an important year of execution for Freeline and we are encouraged by the progress we see in patient identification and screening in the FLT190 Phase 1/2 dose-finding trial for the treatment of Fabry disease,” said Theresa Heggie, Chief Executive Officer of Freeline. “The easing of COVID restrictions and our strategic geographical diversification of trial sites, along with the ongoing identification of patients through our close working relationships with investigators and patient organizations, give us confidence with respect to recruitment into this important trial for people with Fabry disease. We look forward to sharing more information about study progress later this year.”

“We are advancing our FLT201 program for the treatment of Gaucher disease Type 1 into the clinic in a Phase 1/2 dose-finding study, which we plan to initiate by year-end,” continued Ms. Heggie. “Our FLT180a program for the treatment of Hemophilia B also continues to progress and we will initiate the dose-confirmation trial later this year.”

“We also continue to leverage our differentiated AAVS3 technology platform, which underlies each of our programs and consists of a proprietary, rationally-designed capsid, optimized expression cassette design, novel protein engineering capabilities, rapid candidate screening and cutting-edge analytics,” added Ms. Heggie. “We are committed to providing patients with safe and effective gene therapy and our potent platform, together with a long-standing focus on quality, provides us with the possibility of delivering functional cures to patients and the ability to address indications considered beyond the reach of first-generation vectors.”

Recent Business Highlights

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Continued enrollment in the ECLIPSE run-in study for FLT180a for the treatment of Hemophilia B, supports enrollment in the Phase 1/2 dose-confirmation trial: Freeline continues to enroll patients into the ECLIPSE run-in study and anticipates that this will accelerate enrollment in the Phase 1/2 dose-confirmation trial, which will include only a small number of patients.

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Presented FLT190 data that demonstrated GLA uptake and metabolic cross-correction in Fabry disease-relevant cell lines: In May 2021, the Company presented data at the American Society of Gene and Cell Therapy (“ASGCT”) Annual Meeting 2021 demonstrating GLA uptake and metabolic cross-correction in Fabry disease relevant cell lines supportive of the Company’s ongoing development of FLT190.

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Advanced FLT201 for the treatment of Gaucher disease Type 1 in key markets: The Company previously announced that it filed a Clinical Trial Authorization (“CTA”) with the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) and has also completed a similar filing with the Ministry of Health (“MOH”) in Israel, a key market for Gaucher disease Type 1.

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Presented data on foundational technology supporting the Company’s robust gene therapy platform: In May 2021, Freeline presented four posters at ASGCT, which detailed advancements in its high-throughput rAAV manufacturing platform optimization and candidate selection, development scale-up of suspension cell-based AAV manufacturing and quantification assay strategy for AAV-based gene therapies, as well as assay development to measure transduction efficiency.

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Strengthened the Freeline Board of Directors: In March 2021, the Company announced the appointment of Colin Love, PhD to the Freeline Board of Directors. Dr. Love has extensive experience in manufacturing complex biotechnology products and currently serves as the Chief Operating Officer of Replimune.

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Strengthened the leadership team: Today, the Company announced the appointment of Eric Fink to the Freeline leadership team. Effective May 24, 2021, Mr. Fink will join Freeline in a newly-created position of Chief Human Resources Officer (“CHRO”). Mr. Fink joins from Global Blood Therapeutics, Inc., where he was the CHRO. Mr. Fink brings significant expertise in building organizations as they progress toward commercialization, and he will be based in the Company’s New York office. The role builds on the recent appointment of Michael Parini, who joined the Company in March 2021 from Vertex, Inc. in the newly-created role of President and Chief Operating Officer. Mr. Parini is a global pharmaceutical executive and a recognized biotechnology leader in areas such as corporate strategy, operational effectiveness and building high-performing organizations. Mr. Parini is based in the Company’s New York office.

Selected Anticipated Milestones in 2021

•	Progress dose escalation for the FLT190 Phase 1/2 dose-finding trial in Fabry disease.
•	Commence clinical development of FLT201 for Gaucher disease Type 1 by initiating a Phase 1/2 dose-finding trial.
•	Report four-year durability data for FLT180a from the Company’s Phase 1/2 dose-finding trial in Hemophilia B.
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Initiate Phase 1/2 dose-confirmation trial for FLT180a to confirm both the dose and immune management regimen for the planned pivotal Phase 3 trial. The Company is targeting full enrollment of the Phase 1/2 dose-confirmation trial during the first half of 2022 with a six-month data readout by the end of 2022.

•	Complete IND/CTA enabling studies for FLT 210 for Hemophilia A.

Q1 2021 Financial Highlights

Cash Position: Cash and cash equivalents were $195.8 million as of March 31, 2021, as compared to $230.0 million as of December 31, 2020. Based on the Company’s current operating plan, Freeline expects that its current level of cash and cash equivalents will enable the Company to fund its operating expenses into the third quarter of 2022.

R&D Expenses: Research and development (“R&D”) expenses for the three months ended March 31, 2021 were $23.9 million, as compared to $17.5 million for the same period in 2020. The increase of $6.4 million was driven by an increased investment in activities related to the current and proposed clinical trials for FLT201 and FLT210 and overall research and development, which includes earlier pipeline programs, discovery and further development of the Freeline platform.

G&A Expenses: General and administrative (“G&A”) expenses for the three months ended March 31, 2021 were $10.1 million, as compared to $3.7 million for the same period in 2020. The increase of $6.3 million was driven primarily by legal and professional fees related to expenses associated with the Company’s obligations as a public company, including annual and periodic reporting, equity compensation programs, more extensive governance requirements and increased audit fees and expenses related to US GAAP requirements, as well as an increase in headcount and related personnel costs.

As of March 31, 2021, the Company had 35,843,902 ordinary shares outstanding.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally-designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing and commercialization. The Company has clinical programs in Hemophilia B and Fabry disease, as well as preclinical programs in Gaucher disease and Hemophilia A. Freeline is headquartered in the UK and has operations in Germany and the US.

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, discussion of the Company’s strategies, anticipated operating and financial performance and financial condition; the Company’s expectations regarding its use of cash and cash runway; statements regarding the initiation, timing, progress and results of the Company’s preclinical studies and clinical trials, including the initiation of the Phase 1/2 dose confirmation trial for

FLT180a and data readouts from that trial, progress with respect to the dose-escalation for the Phase 1/2 clinical study of FLT190, commencement of clinical trials in our FLT201 program, and completion of proof-of-concept studies of FLT210; statements that the Company’s updated clinical development plan for FLT180a will allow it to address CMC feedback from the FDA in parallel with the Phase 1/2 dose confirmation trial; business plans and prospects; capital allocation objectives; and manufacturing, research, pipeline, and clinical trial plans, including anticipated clinical development milestones for the Company’s product candidates. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. We cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in our subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange

Commission (the “SEC”). You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Contact

David S. Arrington
Vice President Investor Relations & Corporate Communications
Freeline Therapeutics
david.arrington@freeline.life
+1 (646) 668 6947

Freeline Therapeutics Holdings plc

Unaudited Condensed Consolidated Statements of Operations Data

(in thousands of U.S. dollars, except per share data)

	Three Months Ended March 31,
	2021	2020
OPERATING EXPENSES:
Research and development	$23,863	$17,457
General and administrative	10,078	3,735
Total operating expenses	33,941	21,192
LOSS FROM OPERATIONS:	(33,941)	(21,192)
OTHER INCOME (EXPENSE) NET:
Other income (expense), net	(1,733)	863
Interest income, net	140	53
Benefit from R&D tax credit	598	3,702
Total other income (expense), net	(995)	4,618
Loss before income taxes	(34,936)	(16,574)
Income tax expense	(9)	(131)
Net loss	(34,945)	(16,705)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.98)	$(1.85)
Weighted average ordinary shares outstanding—basic and diluted	35,655,443	9,010,843

Freeline Therapeutics Holdings plc

Unaudited Condensed Consolidated Balance Sheet Data

(in thousands of U.S. dollars, except per share data)

	March 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$195,765	$229,974
Account receivable	—	97
Prepaid expenses and other current assets	27,718	28,105
Total current assets	223,483	258,176
Property and equipment, net	10,093	8,608
Intangible assets, net	16	23
Other non-current assets	1,655	1,805
Total assets	$235,247	$268,612
LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,528	$8,093
Accrued expenses and other current liabilities	10,292	10,719
Total current liabilities	15,820	18,812
Total liabilities	15,820	18,812
Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Deferred shares	137	155
Additional paid-in capital	458,857	456,293
Accumulated other comprehensive loss	11,368	9,342
Accumulated deficit	(250,935)	(215,990)
Total shareholders’ equity	219,427	249,800
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$235,247	$268,612